

February 5, 2015

Via E-mail
Vanessa Gomez LaGatta
Chief Financial Officer
Quicksilver Resources Inc.
801 Cherry Street,
Suite 3700, Unit 19
Fort Worth, Texas 76102

> **Re: Quicksilver Resources Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2013**
> **Filed March 17, 2014**
> **Supplemental response dated January 16, 2015**
> **File No. 001-14837**

Dear Ms. LaGatta:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Business, page 6

Oil and Gas Acreage, page 16

1.   Your response to comment 3 in our letter dated December 19, 2014 indicates your plan to enter into delay rental payments on acreage you believe to be economic. Please revise to provide quantitative disclosure to the degree that delay rental payments are expected to have a material impact on your liquidity position. In addition, please tell us about acreage expiring in the near term which is not deemed to be economic.

Notes to Consolidated Financial Statements

Note 8. Property, Plant and Equipment, page 82

Unevaluated Natural Gas and Oil Properties Not Subject to Depletion, page 84

2.   We have reviewed your response to comment 5 in our letter dated December 19, 2014 and note that, although you have been in discussions on a potential transaction involving your Horn River Asset, you have reached no agreement on any material terms, including structure or valuation. Please provide us with a description of your current plans to develop your Horn River Asset and explain how you intend to fund the capital investment necessary to execute the planned exploration and development activity.

Note 18. Condensed Consolidating Financial Information, page 102

3.   Your response to comment 7 in our letter dated December 19, 2014 addresses the distinction between restricted guarantor subsidiaries and restricted non-guarantor subsidiaries. It appears that your condensed consolidating financial information should be revised to remove the subtotal column labeled "Quicksilver and Restricted Subsidiaries" along with the column showing the related elimination adjustments. If you believe this information provides incremental disclosure useful to investors, it appears that disclosure of this type would be appropriate outside of this footnote (e.g., with other information regarding the covenants of the indentures). This type of disclosure should be accompanied by language explaining that the measure is being calculated in a manner consistent with the covenants of the indentures.

Closing Comments

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or me at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief